

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Daniel J. Starks
Chairman, President, and Chief Executive Officer
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

   Re: St. Jude Medical, Inc.
     Form 10-K for the Fiscal Year Ended December 28, 2013
     Filed February 26, 2014
     File No. 1-12441

Dear Mr. Starks:

   We refer you to our comment letter dated December 5, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Cecilia Blye

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance